Exhibit 10.7

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”), dated as of this 23rd day of June, 2017, is made by and between (i) Southern National Bancorp of Virginia, Inc. (“Company”) and Sonabank (the “Bank”) (collectively, the “Employer”) and (ii) Joe A. Shearin (the “Executive”).

WHEREAS, the Company and Eastern Virginia Bankshares, Inc. (“EVBS”) have entered into an Agreement and Plan of Merger dated December 13, 2016 (the “Merger Agreement”) whereby EVBS will merge with and into the Company (the “Merger”).

WHEREAS, Executive is currently employed as the President and Chief Executive Officer of EVBS and its wholly-owned banking subsidiary, EVB.

WHEREAS, effective upon the closing of the Merger (the “Effective Date”), the Company and the Bank wish to employ Executive as the President and Chief Executive Officer (“CEO”) of the Company and the Bank, on the terms and conditions herein contained.

WHEREAS, Executive wishes to accept such employment on the terms and subject to the conditions set forth herein.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein, conditioned upon the closing of the Merger, the parties agree as follows:

1.            Employment and Duties.

(a)          Executive shall be employed as President and Chief Executive Officer of the Company and the Bank (the “Position”) on the terms and subject to the conditions of this Agreement. Executive accepts such employment and agrees to perform the managerial duties and responsibilities of the Position, as may be assigned to Executive by the Board of Directors of the Company or the Bank. Unless otherwise specified hereafter, any services performed by Executive shall be for the benefit of the Bank and, therefore, any payments or benefits paid to Executive pursuant to this Agreement shall be the sole responsibility of the Bank; provided, however, the Bank’s obligation to make any payments owed to Executive under this Agreement shall be discharged to the extent compensation payments are made by the Company.

(b)          Executive shall devote his best efforts and full time to rendering services on behalf of the Employer in furtherance of its best interests. Executive shall comply with all policies, standards and regulations of the Employer now or hereafter promulgated, and shall perform his duties under this Agreement to the best of his abilities and in accordance with standards of conduct applicable to chief executive officers of banks.

2.            Term. The Term (as defined below) of this Agreement is effective as of the Effective Date and will continue through the earlier of (i) December 31, 2020 (the “Initial Term”) or (ii) the date this Agreement otherwise terminates pursuant to Section 6 or Section 16 below; provided, however, that, at the end of the Initial Term, if this Agreement has not been previously terminated pursuant to Section 6 or Section 16 below, this Agreement shall be automatically extended for a two-year term (a “Renewal Term”), commencing at the end of the

Initial Term, unless either party gives written notice of non-renewal no later than ninety (90) days prior to the end of the Initial Term. This Agreement shall continue to be further extended for an additional two-year term at the end of each Renewal Term, unless either party gives written notice of non-renewal no later than ninety (90) days prior to the end of the applicable Renewal Term. During the Initial Term or any Renewal Term, this Agreement may be terminated at any time pursuant to Section 6 or Section 16 below. The term of this Agreement, including all Renewal Terms, if any, is referred to herein as the “Term.”

3.            Compensation.

(a)          Base Salary. During the Term, the Employer shall cause Executive to be paid an annual base salary as determined by the Company’s Board of Directors (the “Board of Directors”) or its Compensation Committee (the “Compensation Committee”), which total base salary shall not be less than $424,200 per year, subject to all applicable withholdings. The base salary shall be paid in equal installments to Executive in accordance with the Employer’s established payroll practices (but no less frequently than monthly). The Board of Directors or a committee thereof, in its discretion, may increase Executive’s base salary during the Term. Without limiting the foregoing, the Compensation Committee shall review Executive’s base salary at its first meeting immediately following the Effective Date and may increase, but not decrease, such base salary in connection with such review. The Employer shall withhold state and federal income taxes, social security taxes and such other payroll deductions as may from time to time be required by law or agreed upon in writing by Executive and the Employer. The Employer shall also withhold and remit to the proper party any amounts agreed to in writing by the Employer and Executive for participation in any corporate sponsored benefit plans for which a contribution is required. Except as otherwise expressly set forth in this Agreement, no compensation shall be paid pursuant to this Agreement in respect of any month or portion thereof subsequent to any termination of Executive’s employment by the Employer.

(b)          Annual Bonuses. Executive shall receive only such annual bonuses as the Board of Directors or the Compensation Committee, in its sole discretion, decides to pay to Executive. Any such bonus shall be paid annually by March 15 of the year following the fiscal year for which performance is being evaluated.

(c)          Equity Awards. Executive will be eligible to receive equity awards from the Company, in such manner and subject to such terms and conditions as the Board of Directors or the Compensation Committee, in its sole discretion, may determine.

(d)          Clawback. Executive agrees that any incentive compensation (including both equity and cash incentive compensation) that Executive receives from the Employer or a related entity is subject to repayment (i.e., clawback) to the Employer or such related entity as determined by the Board of Directors or the Compensation Committee in the event (i) of a restatement of the Company’s or the Bank’s financial results (other than a restatement caused by a change in applicable accounting rules or interpretations) the result of which is that the financial statements were materially inaccurate and any incentive compensation paid would have been a materially lower amount had it been calculated based on such restated results or (ii) the repayment is otherwise required by applicable federal or state law or regulation or stock exchange requirement, or by a separate “clawback” policy, as may be adopted from time to time by the Board of Directors. Except where offset of, or recoupment from, incentive compensation covered by Code Section 409A (as defined in Section 19 below) is prohibited by Code Section 409A, to the extent allowed by law and as determined by the Compensation Committee, Executive agrees that such repayment may, in the discretion of the Compensation Committee, be accomplished by withholding of future compensation to be paid to Executive by the Employer. Any recovery of incentive compensation covered by Code Section 409A shall be implemented in a manner which complies with Code Section 409A.

4.            Benefits.

(a)          Corporate Benefit Plans. Executive shall be entitled to participate in or become a participant in any employee benefit plan maintained by the Employer for which he is or will become eligible on such terms as the Board of Directors or the Compensation Committee may, in its discretion, establish, modify or otherwise change.

(b)          SERP. Executive shall be entitled to the benefits under the Eastern Virginia Bankshares, Inc. Supplemental Executive Retirement Plan effective January 1, 2008, as amended effective November 20, 2014 (the “EVBS SERP”), as amended from time to time in accordance with its terms.

(c)          Personal and Sick Leave. Executive shall be entitled to the same personal and sick leave as the Board of Directors may from time to time designate for all full-time employees of the Employer.

(d)          Vacations. Executive shall be entitled to thirty (30) weekdays of vacation leave each year, which shall be taken at such time or times as may be approved by the Employer and during which Executive’s compensation hereunder shall continue to be paid.

(e)          Club Dues. The Employer shall pay (or reimburse Executive for) Executive’s assessment fees and membership dues at a private club selected by Executive in Richmond, Virginia incurred during the Term. To the extent the Employer reimburses Executive for any such fees or dues, such reimbursements shall be made no later than the last day of the calendar month following the calendar month in which Executive submits the request for payment of the reimbursable expense, which shall be submitted no later than sixty (60) days after the expense is incurred.

(f)          Automobile. The Employer shall provide Executive with the use of an automobile that is appropriate for Executive’s Position during the Term and shall pay (or reimburse Executive for) all operational expenses, including taxes, insurance, gasoline, oil, maintenance, repairs and other similar expenses. Executive shall be entitled to a new automobile every three (3) years during the Term. To the extent the Employer reimburses Executive for any such operational expenses, such reimbursements shall be made no later than the last day of the calendar month following the calendar month in which Executive submits the request for payment of the reimbursable expense, which shall be submitted no later than sixty (60) days after the expense is incurred.

5.            Reimbursement of Expenses. Executive shall be reimbursed upon Executive’s incurring reasonable and customary business expenses in connection with the performance of his duties, subject to presentation of adequate substantiation, including receipts, for the reasonable business travel, entertainment, lodging, and other business expenses incurred by Executive. In no event will such reimbursements be made later than the last day of the calendar month following the calendar month in which Executive submits the request for payment of the reimbursable expense, which shall be submitted no later than sixty (60) days after the expense is incurred.

6.            Termination of Employment.

(a)          Death or Incapacity. Executive’s employment under this Agreement shall terminate automatically upon Executive’s death. Executive’s spouse, if she survives Executive, or, if not, Executive’s estate shall receive (i) any unpaid base salary which otherwise would be payable to Executive through the date of termination payable in a lump sum as soon as administratively feasible following termination, but not later than thirty (30) days thereafter; (ii) any annual bonus compensation earned and awarded pursuant to Section 3(b) above or any other incentive compensation for the prior fiscal year, but not yet paid as of the date of termination, payable on the earlier of (A) the thirtieth (30th) day after the date of termination, or (B) when otherwise due; (iii) any benefits or awards vested, due and owing pursuant to the terms of any other plans, policies or programs, payable when otherwise due (hereinafter subsections (i) – (iii) collectively are referred to as the “Accrued Obligations”). Executive’s spouse, if she survives Executive, or, if not, Executive’s estate shall also receive an amount equal to Executive’s base salary from the date of his death through the end of the month in which his death occurs, payable in a lump sum as soon as administratively feasible following his death, but not later than thirty (30) days thereafter. If the Employer determines that Incapacity (as defined below) of Executive has occurred, it may terminate Executive’s employment and this Agreement upon ninety (90) days’ written notice, provided that, within ninety (90) days after receipt of such notice, Executive shall not have returned to full-time performance of Executive’s assigned duties. In the event of a termination due to “Incapacity,” the Employer shall pay the Accrued Obligations to Executive. For purposes of this Agreement, “Incapacity” shall occur if (i) Executive is unable to perform the material functions of his position for thirteen (13) consecutive weeks and is then deemed to be permanently unable to continue in the Position by a physician selected by the Employer or its insurer, and acceptable to Executive or his legal representative, which consent shall not be unreasonably withheld, or (ii) Executive is deemed disabled as defined in the policy of disability insurance maintained by the Employer for the benefit of Executive (and others if a group policy). Notwithstanding any other provision in this Agreement, the Employer shall comply with all requirements of the Americans with Disabilities Act. Further, if Executive’s employment is terminated due to death or “Incapacity,” then no payments (other than the Accrued Obligations and spousal death benefit described above) shall be owed or paid, including those under Section 7(a) or Section 9(a).

(b)          Termination by Employer With or Without Cause. The Employer may terminate Executive’s employment at any time during the Term of this Agreement, with or without notice (unless otherwise required herein) and with or without Cause. For purposes of this Agreement, “Cause” shall mean:

(i)          Executive’s willful misconduct in connection with the performance of Executive’s duties;

(ii)         Executive’s misappropriation or embezzlement of funds or material property of the Employer or any affiliate;

(iii)        Executive’s fraud or dishonesty with respect to the Employer or any affiliate;

(iv)        Executive’s failure to perform any of the material duties and responsibilities required by the Position (other than by reason of Incapacity), or Executive’s failure to follow reasonable instructions or policies of the Employer, in either case after being advised in writing of such failure and being given a reasonable opportunity and period (as determined by the Employer in its reasonable business judgment) to remedy such failure (if such breach or violation is capable of being remedied), which period shall be not less than thirty (30) days;

(v)         Executive’s conviction of, indictment for (or the procedural equivalent), or entering of a guilty plea or plea of no contest with respect to any felony or any misdemeanor involving moral turpitude;

(vi)        Executive’s breach of a material term of this Agreement, or violation in any material respect of any policy, code or standard of behavior generally applicable to officers of the Company and the Bank, after being advised in writing of such breach or violation and being given a reasonable opportunity and period (as determined by the Employer in its reasonable business judgment) to remedy such breach or violation (if such breach or violation is capable of being remedied), which period shall be not less than thirty (30) days;

(vii)       Executive’s willful violation of any final cease and desist order;

(viii)      Executive’s breach of any fiduciary duty owed to the Employer or its affiliates; or

(ix)         Executive’s engaging in conduct that, if it became known by any regulatory or governmental agency or the public, would be or is reasonably likely to result, in the good faith judgment of the Employer, in material injury to the Company or the Bank, monetarily or otherwise.

(c)           Termination by Executive for Good Reason. Executive may terminate employment for Good Reason. For purposes of this Agreement, “Good Reason” shall mean:

(i)          The assignment of duties to Executive by the Employer which result in Executive having significantly less authority or responsibility than he has on the Effective Date, without his express written consent;

(ii)         The removal of Executive from the Position or any failure to nominate Executive for election to the Board of Directors, without his express written consent;

(iii)         Requiring Executive to maintain his principal office outside of the Commonwealth of Virginia unless the Employer moves its principal executive offices to the place to which Executive is required to move;

(iv)        A reduction by the Employer of Executive’s base salary, as the same may have been increased from time to time;

(v)         The failure of the Employer to provide Executive with substantially the same fringe benefits that are provided to him on the Effective Date;

(vi)        The failure of the Employer to comply with any material term of this Agreement;

(vii)       The failure of the Employer to obtain the assumption of, and agreement to perform, this Agreement by any successor as contemplated in Section 17 below; or

(viii)      Notice by the Employer to Executive that the Employer does not intend to renew the Term of this Agreement for a Renewal Term upon the expiration of the Initial Term or the then-current Renewal Term.

Executive is required to provide written notice to the Employer detailing the existence of a condition described above in this Section 6(c) within a thirty (30) day period after the initial existence of the condition, and the Employer shall have thirty (30) days after notice to remedy the condition without liability. In addition to the foregoing requirements, to trigger payment under this Section 6(c), Executive must also terminate employment within ninety (90) days after the initial occurrence of the event constituting “Good Reason” and the Employer must have been allowed the full opportunity to cure, as set forth above.

Notwithstanding the above, “Good Reason” shall not include any resignation by Executive where Cause for Executive’s termination by the Employer exists under Section 6(b), or there is an isolated, insubstantial or inadvertent action by the Employer (provided that such action is remedied by the Employer after written notice by Executive); and shall not include any action by the Employer taken before the Effective Date of this Agreement.

(d)          Other. Executive’s employment hereunder may be terminated voluntarily by Executive upon ninety (90) days’ written notice to the Employer or at any time by mutual agreement in writing. In the event of such voluntary termination notice by Executive, the Employer may terminate Executive’s employment prior to the expiration of the notice period without incurring any liability under Section 7, and the Employer shall be required only to pay Executive’s base salary through the balance of the notice period (with such payments to be made in accordance with the Employer’s established payroll practices (but no less frequently than monthly)), not to exceed ninety (90) days, plus any Accrued Obligation (as defined Section 6(a)).

7.            Obligations Upon Termination.

(a)           Without Cause or for Good Reason. If either the Employer terminates Executive’s employment without Cause (including termination of employment upon the expiration or non-renewal of this Agreement at the end of the Initial Term or any Renewal Term)

or Executive terminates his employment for Good Reason, Executive shall be entitled to receive, subject to any applicable delay set forth in Section 19 below:

(i)           The Accrued Obligations (as defined in Section 6(a));

(ii)         Subject to Executive's signing, delivering and not revoking the Release attached as Exhibit A, which Release must be signed, delivered and not revoked within the period set forth in the Release:

(A)        Payment of a monthly amount equal to one-twelfth (1/12) his rate of annual base salary in effect immediately preceding such termination for thirty-six (36) months beginning upon his termination of employment, with such payments to be made in accordance with the Employer’s established payroll practices (but no less frequently than monthly) (the “Severance Benefit”);

(B)        For thirty-six (36) months after the date of termination, Executive shall receive coverage under all employee health insurance programs or plans (medical, dental and vision) (“Health Care Plans”) in which Executive and/or his spouse and any of his dependents were entitled to participate immediately prior to such termination, with the Employer paying the full monthly cost of the premium therefor (the “Heath Care Continuance Benefit”), provided that the continued participation of Executive and/or his spouse and any of his dependents is possible under the general terms and provisions of the Health Care Plans. If the Employer cannot maintain such coverage for Executive or his spouse or dependents under the terms and provisions of the Health Care Plans (or where such continuation would adversely affect the tax status of the Health Care Plans pursuant to which the coverage is provided), the Employer shall provide the Health Care Continuance Benefit by either providing substantially identical benefits directly or through an insurance arrangement or by paying Executive the estimated cost of the expected premium for thirty-six (36) months after the date of termination with such payments to be made in accordance with the Employer’s established payroll practices (but no less frequently than monthly) for employees generally for the period during which such cash payments are to be provided. To the extent allowed by applicable law, the 36-month Health Care Continuance Benefit period shall run concurrently with the period for which Executive and/or his spouse and any of his dependents would be eligible for continuation coverage under the Consolidated Omnibus Reconciliation Act of 1985 (the “COBRA Period”), although the 36-month Health Care Continuance Benefit period will continue to run after the COBRA Period has ended;

(C)         Complete out-placement services, including job search services, paid by the Employer up to a total of Ten Thousand Dollars ($10,000.00). The services will be provided by a recognized out-placement organization selected by Executive with the approval of the Employer (which approval will not be unreasonably withheld). The services will be provided for up to two (2) years after the date Executive’s employment by the Employer terminates (“Outplacement Services”); and

(D)        An additional amount, payable in a lump sum on the date of termination, equal to the average of the annual bonus compensation pursuant to Section 3(b) above earned by Executive for the three (3) immediately preceding complete fiscal years or such fewer number of complete fiscal years as Executive may have been employed by the Employer. For the avoidance of any doubt, if the Employer makes a determination to award no annual bonus compensation to Executive for a year, such determination shall be considered to result in a bonus award of Zero Dollars ($0.00) and that shall be the amount used in calculating the average of the annual bonus compensation for purposes of this Section 7(a)(ii)(D).

Notwithstanding the foregoing, and in addition to the Employer’s remedies set forth in Section 7(f), all such payments and benefits under Section 7(a) otherwise to be made after Executive’s termination of employment shall cease to be paid, and the Employer shall have no further obligation with respect thereto, in the event Executive, without the consent of the Employer, engages in any activity prohibited in Section 7 or any of its sub-parts.

(b)          Non-Competition. In consideration for the Employer’s entering into this Agreement and in exchange for the benefits promised herein, and other valuable consideration, Executive agrees that Executive will not engage in “Competition” for a period of twelve (12) months after Executive’s employment with the Employer ceases for any reason, including termination of employment upon the expiration or non-renewal of this Agreement at the end of the Initial Term or any Renewal Term. For purposes hereof, “Competition” means Executive’s performing duties that are the same as or substantially similar to those duties performed by Executive for the Company or the Bank or its affiliates during the twelve (12) months prior to the cessation of Executive’s employment, as an officer, a director, an employee, a partner or in any other capacity, within a twenty-five (25) mile radius of the headquarters of the Company and the headquarters of the Bank (or any Virginia headquarters of any successor of any of them in the event of a merger consummated as of the last day of employment), as such locations exist as of the date Executive’s employment ceases, if those duties are performed for a bank holding company of, or for, a bank or other financial institution that provides products or services that are the same as or substantially similar to, and competitive with, any of the products or services provided by the Bank at the time Executive’s employment ceases.

(c)          Non-Piracy. In consideration for the Employer’s entering into this Agreement and in exchange for the benefits promised herein, and other valuable consideration, Executive agrees that for a period of twelve (12) months after Executive’s employment ceases for any reason, including termination of employment upon the expiration or non-renewal of this Agreement at the end of the Initial Term or any Renewal Term, Executive will not, directly or indirectly, solicit, divert from the Bank or transact business with any “Customers” of the Bank with whom Executive had “Material Contact” during the last twelve (12) months of Executive’s employment or about whom Executive obtained information not known generally to the public while acting within the scope of his employment during the last twelve (12) months of employment, if the purpose of such solicitation, diversion or transaction is to provide products or services that are the same as or substantially similar to, and competitive with, those offered by the Bank at the time Executive’s employment ceases. “Material Contact” means that Executive personally communicated with the Customer, either orally or in writing, for the purpose of providing, offering to provide or assisting in providing products or services of the Bank during the last twelve (12) months of Executive’s employment. “Customer” means any person or entity with whom the Bank had a depository or other contractual relationship, pursuant to which the Bank provided products or services within twelve (12) months prior to the cessation of Executive’s employment.

(d)          Non-Solicitation. In consideration for the Employer’s entering into this Agreement and in exchange for the benefits promised herein, and other valuable consideration, Executive agrees that for a period of twelve (12) months after employment ceases for any reason, including termination of employment upon the expiration or non-renewal of this Agreement at the end of the Initial Term or any Renewal Term, Executive will not, directly or indirectly, hire any person employed by the Employer or solicit for hire or induce any person to terminate employment with the Employer, if the purpose is to compete with the Employer. The parties agree that Executive will not be in violation of this sub-paragraph (d) if he has no personal involvement, directly or indirectly, in the hiring, solicitation or inducement of the Employer’s employee(s), as referenced above.

(e)           For Cause; Other Than for Good Reason. If Executive’s employment is terminated for Cause or if Executive voluntarily terminates his employment other than for Good Reason, this Agreement shall terminate without any further obligation of the Employer to Executive other than the payment to Executive of the Accrued Obligations and as provided in Section 6(d) above.

(f)           Remedies. Executive acknowledges that the covenants set forth in Sections 7 and 8 of this Agreement are just, reasonable, and necessary to protect the legitimate business interests of the Employer. Executive further acknowledges that if Executive breaches or threatens to breach any provision of Sections 7 and 8, the Employer’s remedies at law will be inadequate, and the Employer will be irreparably harmed. Accordingly, the Employer shall be entitled to an injunction, both preliminary and permanent, restraining Executive from such breach or threatened breach, such injunctive relief not to preclude the Employer from pursuing all available legal and equitable remedies, and being entitled to all reasonable attorney’s fees and costs incurred in connection with the breach, threatened breach, or any challenge to the enforceability of Sections 7 or 8.

8.            Confidentiality. As an employee of the Employer, Executive will have access to and may participate in the origination of non-public, proprietary and confidential information relating to the Company and the Bank and/or their affiliates and Executive acknowledges a fiduciary duty owed to the Employer and its affiliates not to disclose any such information. Confidential information may include, but is not limited to, trade secrets, customer lists and information, internal corporate planning, methods of marketing and operation, and other data or information of or concerning the Employer and its affiliates or their customers that is not generally known to the public or generally in the banking industry. Executive agrees that for a period of five (5) years following the cessation of employment, Executive will not use or disclose to any third party any such confidential information, either directly or indirectly, except as may be authorized in writing specifically by the Employer; provided, however that to the extent the information covered by this Section 8 is otherwise protected by the law, such as “trade secrets,” as defined by the Virginia Uniform Trade Secrets Act, or customer information protected by banking privacy laws, that information shall not be disclosed or used for however long the legal protections applicable to such information remain in effect.

Nothing in this Agreement restricts or prohibits Executive or Executive’s counsel from initiating communications directly with, responding to any inquiry from, volunteering information to, or providing testimony before a self-regulatory authority or a governmental, law enforcement or other regulatory authority, including the U.S. Equal Employment Opportunity Commission, the Department of Labor, the National Labor Relations Board, the Department of Justice, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Congress, and any Office of Inspector General (collectively, the “Regulators”), from participating in any reporting of, investigation into, or proceeding regarding suspected violations of law, or from making other disclosures that are protected under or from receiving an award for information provided under the whistleblower provisions of state or federal law or regulation.  Executive does not need the prior authorization of the Company to engage in such communications with the Regulators, respond to such inquiries from the Regulators, provide confidential information or documents containing confidential information to the Regulators, or make any such reports or disclosures to the Regulators.  Executive is not required to notify the Employer that Executive has engaged in such communications with the Regulators. Executive recognizes and agrees that, in connection with any such activity outlined above, Executive must inform the Regulators that the information Executive is providing is confidential.

Federal law provides certain protections to individuals who disclose a trade secret to their attorney, a court, or a government official in certain, confidential circumstances.  Specifically, federal law provides that an individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret under either of the following conditions:

•	Where the disclosure is made (a) in confidence to a federal, state or local government official, either directly or indirectly, or to an attorney; and (b) solely for the purpose of reporting or investigating a suspected violation of law; or

•	Where the disclosure is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.

Federal law also provides that an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual (a) files any document containing the trade secret under seal; and (b) does not disclose the trade secret, except pursuant to court order.

9.          Termination After Change of Control.

(a)          Without Cause or for Good Reason. If Executive’s employment is involuntarily terminated without Cause within one (1) year after a Change of Control (as defined below) shall have occurred or if Executive resigns for Good Reason within one (1) year after a Change of Control shall have occurred, Executive shall be entitled to receive, subject to any applicable delay set forth in Section 19 below:

(i)          The Accrued Obligations (as defined in Section 6(a));

(ii)         Subject to Executive's signing, delivering and not revoking the Release attached as Exhibit A, which Release must be signed, delivered and not revoked within the period set forth in the Release:

(A)         The Severance Benefit (as defined in Section 7(a)(ii)(A));

(B)         The Heath Care Continuance Benefit (as defined in Section 7(a)(ii)(B));

(C)         The Outplacement Services (as defined in Section 7(a)(ii)(C)); and

(D)         An additional amount, payable in a lump sum on the date of termination, equal to three (3) times the highest annual bonus compensation pursuant to Section 3(b) above earned by Executive for the three (3) immediately preceding complete fiscal years or such fewer number of complete fiscal years as Executive may have been employed by the Employer. For the avoidance of any doubt, if the Employer makes a determination to award no annual bonus compensation to Executive for the three (3) immediately preceding complete fiscal years or such fewer number of complete fiscal years as Executive may have been employed by the Employer, then no amount is payable under this Section 9(a)(ii)(D).

(b)           Covenants Cease to Apply. Notwithstanding any other provision in this Agreement, Executive’s obligations under Section 7(b), Section 7(c) and Section 7(d) above shall not apply (i) for the one (1) year period beginning on the Effective Date, and (ii) following a Change of Control that occurs after the Effective Date.

(c)           Modified Cutback of Compensation Deemed to be Contingent on a Change of Control. If any benefits or payments are to be made under the terms of this Agreement or any other agreement between Executive and the Employer following a transaction that constitutes a change in the ownership or effective control of the Employer or in the ownership of a substantial portion of the assets of the Employer such that the provisions of Section 280G of the Internal Revenue Code of 1986, as amended, and any regulations thereunder (“Code Section 280G”) or Section 4999 of the Internal Revenue Code and any regulations thereunder could potentially apply to such compensation, then the following provisions shall be applicable:

(i)           In the event the independent accountants serving as auditors for the Employer on the date of a change of control within the meaning of Code Section 280G (or any other accounting firm designated by the Employer) determine that some or all of the payments or benefits scheduled under this Agreement, as well as any other payments or benefits on such change of control, would be nondeductible by the Employer under Code Section 280G, then the payments scheduled under this Agreement and all other agreements between Executive and the Employer will be reduced to one dollar less than the maximum amount which may be paid without causing any such payment or benefit to be nondeductible. Any reduction of benefits or payments required to be made under this Section 9(c)(i) shall be taken in the following order: first from cash compensation and then from payments or benefits not payable in cash, in each case in reverse order beginning with payments or benefits which are to be paid the farthest in time from the date of determination.

(ii)          Notwithstanding the foregoing Section 9(c)(i), in the event the independent accountants serving as auditors for the Employer on the date of a change of control within the meaning of Code Section 280G (or any other accounting firm designated by the Employer) determine that the net economic benefit to Executive after payment of all income and excise taxes is greater without giving effect to Section 9(c)(i) than Executive’s net economic benefit after a reduction by reason of the application of Section 9(c)(i), then Section 9(c)(i) shall be a nullity and without any force or effect. Any decisions regarding the requirement or implementation of the reductions to compensation described in Section 9(c)(i) shall be made by the independent accountants serving as auditors for the Employer on the date of a change of control within the meaning of Code Section 280G (or any other accounting firm designated by the Employer), shall be made at the Employer’s expense and shall be binding on the parties.

(d)          Superseding Provisions. The benefits and payments set forth in Section 9(a) that may be due in connection with a Change of Control shall supersede all payments, entitlements and benefits of Executive otherwise payable under Section 7(a). The benefits and payments due under Section 9(a) replace those in Section 7(a), and are not cumulative thereof.

(e)          For Cause; Other Than for Good Reason. If Executive’s employment is terminated for Cause or if Executive voluntarily terminates his employment other than for Good Reason, within one (1) year after a Change of Control, this Agreement shall terminate without any further obligation of the Employer to Executive other than the payment to Executive of the Accrued Obligations.

10.          Change of Control Defined. For purposes of this Agreement, a “Change of Control” occurs if (a) any person, including persons acting as a group, as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, becomes the owner or beneficial owner of securities of the Company having fifty percent (50%) or more of the combined voting power of the then outstanding securities of the Company that may be cast for the election of the Company’s directors other than a result of an issuance of securities initiated by the Company, or open market purchases approved by the Board of Directors, as long as the majority of the Board of Directors approving the purchases constitutes a majority of the Board of Directors at the time the purchases are made; (b) during any twelve-month period, as the direct or indirect result of, or in connection with, a tender or exchange offer, a merger or other business combination, a sale of assets, a contested election of directors, or any combination of these events, the persons who were directors of the Company before such events cease to constitute a majority of the Board of Directors or any successor’s board, as applicable. For purposes of this Agreement, a Change of Control occurs on the date on which an event described in (a) – (b) occurs. If a Change of Control occurs on account of a series of transactions or events, the Change of Control occurs on the date of the last of such transactions or events. The above definition of Change of Control is intended to, and shall be interpreted in a manner as to, comply with the requirements of Code Section 409A. For the avoidance of any doubt, for all purposes under this Agreement except as specifically provided otherwise in Section 9(b), a Change of Control shall include the Merger or any related transaction.

11.          Documents. All documents, records, tapes and other media of any kind or description relating to the business of the Employer or any of its affiliates or subsidiaries (the “Documents”), whether or not prepared by Executive, shall be the sole and exclusive property of the Employer. The Documents (and any copies) shall be returned to the Employer upon

Executive’s termination of employment for any reason or at such earlier time or times as the Board of Directors of the Company or the Bank or its designee may specify.

12.          Suspension or Temporary Prohibition of Services; Permanent Prohibition of Services. If Executive is suspended and/or temporarily prohibited from participating in the conduct of the Employer’s affairs by a notice served pursuant to the Federal Deposit Insurance Act, the Employer’s obligations under this Agreement shall be suspended as of the date of service unless stayed by appropriate proceedings. If the charges in the notice are dismissed, the Employer may in its discretion (a) pay Executive all or part of the compensation withheld while its contract obligations were suspended, and (b) reinstate (in whole or in part) any of its obligations which were suspended. If Executive is removed and/or permanently prohibited from participating in the conduct of the Employer’s affairs by an order issued under the Federal Deposit Insurance Act or the Code of Virginia, all obligations of the Employer under this Agreement shall terminate as of the effective date of the order, but vested rights of the parties shall not be affected.

13.          Severability. If any provision of this Agreement, or part thereof, is determined to be unenforceable for any reason whatsoever, it shall be severable from the remainder of this Agreement and shall not invalidate or affect the other provisions of this Agreement, which shall remain in full force and effect and shall be enforceable according to their terms. No covenant shall be dependent upon any other covenant or provision herein, each of which stands independently.

14.          Governing Law/Venue. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia. The parties further agree that venue in the event of a dispute shall be exclusively in the Circuit Court of Henrico, Virginia, or the applicable federal court encompassing that jurisdiction, at the sole option of the Employer, and Executive agrees not to object to venue.

15.          Notices. All written notices required by this Agreement shall be deemed given when delivered personally or sent by registered or certified mail, return receipt requested, to the parties at the following addresses (or to such other address as the party entitled to notice shall hereafter designate in accordance with the terms hereof):

To the Employer:	Chairman of the Board of Directors
Southern National Bancorp of Virginia, Inc.
6830 Old Dominion Drive
McLean, Virginia 22101

To Executive:	Joe A. Shearin
At your home address as shown on the records of the Employer.

16.          Amendment and Termination of Agreement. This Agreement may not be varied, altered, modified or in any way amended except by an instrument in writing executed by the parties hereto or their legal representatives. Except as specifically set forth herein, including pursuant to the provisions of Section 6 above, this Agreement may not be terminated except by an instrument in writing executed by the parties hereto or their legal representatives, provided, however, and notwithstanding anything in this Agreement to the contrary, the Employer or its successor has the unilateral right to terminate this Agreement and pay out the full value of all benefits hereunder in one lump sum payment in connection with a Change of Control pursuant to, and in compliance with, Treasury Regulation § 1.409A-3(j)(4)(ix)(B).

17.          Binding Effect. This Agreement shall be binding upon Executive and on the Employer, its successors and assigns on the Effective Date, subject to the approval by the Boards of Directors of the Company and the Bank. The Employer will require any successor to all or substantially all of the business, stock or assets of the Employer to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Employer would be required to perform it if no such succession had taken place. Failure of the Employer to obtain such agreement prior to the effectiveness of any such succession shall be a breach of this Agreement by the Employer. This Agreement shall be freely assignable by the Employer.

18.          No Construction Against Any Party. This Agreement is the product of informed negotiations between Executive and the Employer. If any part of this Agreement is deemed to be unclear or ambiguous, it shall be construed as if it were drafted jointly by all parties. Executive and the Employer agree that neither party was in a superior bargaining position regarding the substantive terms of this Agreement.

19.          Code Section 409A Compliance.

(a)          The intent of the parties is that payments and benefits under this Agreement comply with Section 409A of the Internal Revenue Code of 1986, as amended, and applicable guidance thereunder (“Code Section 409A”) or comply with an exemption from the application of Code Section 409A and, accordingly, all provisions of this Agreement shall be construed in a manner consistent with the requirements for avoiding taxes or penalties under Code Section 409A.

(b)          A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the form or timing of payment of any amounts or benefits upon or following a termination of employment unless such termination is also a “separation from service” (within the meaning of Code Section 409A) and, for purposes of any such provision of this Agreement under which (and to the extent) deferred compensation subject to Code Section 409A is paid, references to a “termination” or “termination of employment” or like references shall mean separation from service. A “separation from service” shall not occur under Code Section 409A unless such Executive has completely severed Executive’s relationship with the Employer or Executive has permanently decreased Executive’s services to twenty percent (20%) or less of the average level of bona fide services over the immediately preceding thirty-six (36) month period (or the full period if Executive has been providing services for less than thirty-six (36) months). A leave of absence shall only trigger a termination of employment that constitutes a separation from service at the time required under Code Section 409A. If Executive is deemed on the date of separation from service with the Employer to be a “specified employee”, within the meaning of that term under Code Section 409A(a)(2)(B) and using the identification methodology selected by the Employer from time to time, or if none, the default methodology, then with regard to any payment or benefit that is required to be delayed for six (6) months in compliance with Code Section 409A(a)(2)(B), such payment or benefit shall be paid with interest on the earlier of (i) the first day of the seventh (7th) month measured from the date of Executive’s separation from service or (ii) the date of Executive’s death. The amount of interest to be paid shall be based on the prime rate of interest in effect on the first day of the month following the Executive's separation from service as reported in the Wall Street Journal. In the case of benefits required to be delayed under Code Section 409A, however, Executive may pay the cost of benefit coverage, and thereby obtain benefits, during such six (6) month delay period and then be reimbursed by the Employer thereafter on the first day of the seventh (7th) month following the date of Executive’s separation from service or, if earlier, on the date of Executive’s death.

(c)          With regard to any provision herein that provides for reimbursement of expenses or in-kind benefits subject to Code Section 409A, except as permitted by Code Section 409A, (i) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit, and (ii) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, provided that the foregoing clause (ii) shall not be violated with regard to expenses reimbursed under any arrangement covered by Code Section 105(b) solely because such expenses are subject to a limit related to the period the arrangement is in effect. All reimbursements shall be reimbursed in accordance with the Employer’s reimbursement policies but in no event later than the calendar year following the calendar year in which the related expense is incurred.

(d)          When, if ever, a payment under this Agreement specifies a payment period with reference to a number of days (e.g., “payment shall be made within ten (10) days following the date of termination”), the actual date of payment within the specified period shall be within the sole discretion of the Employer.

(e)          Notwithstanding any other provision of this Agreement, Executive shall be solely liable, and the Employer shall not be liable in any way to Executive if any payment or benefit which is to be provided pursuant to this Agreement and which is considered deferred compensation subject to Code Section 409A otherwise fails to comply with, or be exempt from, the requirements of Code Section 409A.

20.          Regulatory Limitation. Notwithstanding any other provision of this Agreement, neither the Employer nor any subsidiary shall be obligated to make, and Executive shall have no right to receive, any payment, benefit or amount under this Agreement that would violate any law, regulation or regulatory order applicable to the Employer or the subsidiary at the time such payment is due, including without limitation, any regulation or order of the Federal Deposit Insurance Corporation or the Board of Governors of the Federal Reserve System. Executive agrees that compliance by the Employer with such regulatory restrictions, even to the extent that compensation or other benefits paid to Executive are limited, shall not be a breach of this Agreement by the Employer.

21.          Waiver of Breach.  The failure at any time to enforce or exercise any right under any of the provisions of this Agreement or to require at any time performance by the other parties of any of the provisions of this Agreement shall in no way be construed to be a waiver of such provisions or to affect either the validity of this Agreement or any part of this Agreement, or the right of any party hereafter to enforce or exercise its rights under each and every provision in accordance with the terms of this Agreement.

22.          No Attachment.  Except as required by law, no right to receive payments under this Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge or hypothecation or to execution, attachment, levy or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to effect any such action shall be null, void and of no effect; provided, however, that nothing in this Section 22 shall preclude the assumption of such rights by executors, administrators or other legal representatives of Executive or Executive’s estate and their assigning any rights under this Agreement to the person or persons entitled hereto.

23.          Full Capacity.  The persons signing this Agreement represent that they have full authority and representative capacity to execute this Agreement in the capacities indicated below and to perform all obligations under this Agreement.

24.          Representation and Warranty of Executive.  Executive represents and warrants to the Employer that Executive is not under any obligation, contractual or otherwise, to any other firm or corporation, which would prevent Executive from entering into the employ of the Employer under this Agreement or prevent Executive from performing the terms of this Agreement.

25.          Entire Agreement. Except as otherwise provided herein, this Agreement constitutes the entire agreement of the parties with respect to the matters addressed herein and, upon the Effective Date, it supersedes all other prior agreements and understandings, both written and oral, express or implied, with respect to the subject matter of this Agreement, including but not limited to Executive’s Amended and Restated Employment Agreement, effective January 1, 2008, as amended, effective March 19, 2015 (the “Prior Agreement”). Executive expressly waives all rights and entitlements, if any, under the Prior Agreement, including but not limited to any rights under Section 14 thereunder. Provided, however, nothing herein is intended to, or does, waive any restricted stock award granted to Executive prior to the closing of the Merger, vested or unvested, in effect prior to the execution of this Agreement, or Executive's rights under the EVBS SERP or any successor thereto.

26.          Survivability. The provisions of Section 7 and 8 shall survive the termination, expiration or non-renewal of this Agreement.

27.          Counterparts/Facsimile. This Agreement may be executed in counterparts (including by facsimile), each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

28.          Case and Gender. Wherever required by the context of this Agreement, the singular or plural case and the masculine, feminine and neuter genders shall be interchangeable.

29.          Title. The titles and sub-headings of each Section and Sub-Section in this Agreement are for convenience only and should not be considered part of this Agreement to aid in interpretation or construction.

[Signature Block on Next Page]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

/s/ Georgia S. Derrico
By:	Georgia S. Derrico
Its:	Chairman of the Board of Directors and Chief Executive Officer

SONABANK

/s/ Georgia S. Derrico
By:	Georgia S. Derrico
Its:	Chairman of the Board of Directors and Chief Executive Officer

JOE A. SHEARIN

/s/ Joe A. Shearin

[Shearin Employment Agreement]

EXHIBIT A

RELEASE

In consideration of the benefits promised in the Employment Agreement to which this Release is attached as Exhibit A (and further defined below), Joe A. Shearin (“Executive”), hereby irrevocably and unconditionally releases, acquits, and forever discharges Southern National Bancorp of Virginia, Inc. and Sonabank, and each of their agents, directors, members, shareholders, affiliated entities, officers, employees, former employees, attorneys, and all persons acting by, through, under or in concert with any of them (collectively “Releasees”) from any and all charges, complaints, claims, liabilities, grievances, obligations, promises, agreements, controversies, damages, policies, actions, causes of action, suits, rights, demands, costs, losses, debts and expenses of any nature whatsoever, known or unknown, suspected or unsuspected, including, but not limited to, any rights arising out of alleged violations or breaches of any contracts, express or implied, or any tort, or any legal restrictions on Releasees’ right to terminate employees, or any federal, state or other governmental statute, regulation, law or ordinance, including without limitation (1) Title VII of the Civil Rights Act of 1964, as amended by the Civil Rights Act of 1991; (2) the Americans with Disabilities Act; (3) 42 U.S.C. § 1981; (4) the federal Age Discrimination in Employment Act (age discrimination); (5) the Older Workers Benefit Protection Act; (6) the Equal Pay Act; (7) the Family and Medical Leave Act; and (8) the Employee Retirement Income Security Act (“ERISA”) (“Claim” or “Claims”), which Executive now has, owns or holds, or claims to have, own or hold, or which Executive at any time heretofore had owned or held, or claimed to have owned or held, against each or any of the Releasees at any time up to and including the date of the execution of this Release.

Executive hereby acknowledges and agrees that the execution of this Release and the cessation of Executive’s employment and all actions taken in connection therewith are in compliance with the federal Age Discrimination in Employment Act and the Older Workers Benefit Protection Act and that the releases set forth above shall be applicable, without limitation, to any claims brought under these Acts. Executive further acknowledges and agrees that:

a.           The Release given by Executive is given solely in exchange for the benefits set forth in the Employment Agreement dated as of June 23, 2017 between Southern National Bancorp of Virginia, Inc., Sonabank and Executive (the “Employment Agreement”) to which this Release was initially attached and such consideration is in addition to anything of value which Executive was entitled to receive prior to entering into this Release;

b.           By entering into this Release, Executive does not waive rights or claims that may arise after the date this Release is executed;

c.           Executive has been advised to consult an attorney prior to entering into this Release, and this provision of the Release satisfies the requirements of the Older Workers Benefit Protection Act that Executive be so advised in writing;

d.           Executive has been offered twenty-one (21) days [or 45 days if applicable] from receipt of this Release within which to consider whether to sign this Release; and

e.           For a period of seven (7) days following Executive’s execution of this Release, Executive may revoke this Release by delivering the revocation to a Sonabank officer and it shall not become effective or enforceable until such seven (7) day period has expired.

This Release shall be binding upon the heirs and personal representatives of Executive and shall inure to the benefit of the successors and assigns of Southern National Bancorp of Virginia, Inc. and Sonabank.

Date	JOE A. SHEARIN